Exhibit 3.2

Article XII of the Registrant’s By-laws as amended on November 7, 2007

These by-laws may be repealed or amended, and new by-laws may be adopted by either the board of directors or the stockholders, but the board of directors may not amend or repeal any by-law adopted by the stockholders if the stockholders specifically provide that such by-law is not subject to amendment or repeal by the directors.